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SEC
Mail Processing
Section
MAR 02 2015
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 68580

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Quadriga Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Fillmore, Suite 425
(No. and Street)

Denver	Colorado	80206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly Collins — 303-797-0550 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EKS&H, LLLP
(Name – *if individual, state last, first, middle name)*

7979 E. Tufts Ave., Suite 400	Denver	Colorado	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KH 3/14

OATH OR AFFIRMATION

I, Jason Ficken, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quadriga Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

PARTNER

Title

JULIE WEIMAN
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20024006296
MY COMMISSION EXPIRES APRIL 08, 2018

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.*
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.*

QUADRIGA SECURITIES, LLC

Financial Statements and
Independent Auditors' Report
December 31, 2014

QUADRIGA SECURITIES, LLC

Table of Contents

EKS&H
AUDIT | TAX | CONSULTING

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member
Quadriga Securities, LLC
Denver, Colorado

We have audited the accompanying financial statements of Quadriga Securities, LLC (the "Company"), which are comprised of the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, which are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quadriga Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material aspects, in relation to the financial statements as a whole.

EKS+H LLLP
EKS&H LLLP

February 26, 2015
Denver, Colorado

QUADRIGA SECURITIES, LLC

Statement of Financial Condition
December 31, 2014

Assets

Assets	
Cash	$ 254,598
Total assets	$ 254,598

Liabilities and Member's Equity

Liabilities	
Member distribution payable	$ 200,000
Total liabilities	200,000
Commitments and contingencies	
Member's equity	54,598
Total liabilities and member's equity	$ 254,598

See notes to financial statements.

QUADRIGA SECURITIES, LLC

Statement of Operations
For the Year ended December 31, 2014

Revenue	
Success fees	$ 252,500
Total revenue	252,500
Expenses	
Expense sharing – Quadriga Partners, LLC	9,000
Legal and professional expenses	17,700
Regulatory dues and fees	2,584
Bank charges	10
Total expenses	29,294
Net income	$ 223,206

See notes to financial statements.

QUADRIGA SECURITIES, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2014

Balance - December 31, 2013	$	11,392
Member contributions		20,000
Member distributions		(200,000)
Net Income		223,206
Balance - December 31, 2014	$	54,598

See notes to financial statements.

QUADRIGA SECURITIES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flows from operating activities	
Net income	$ 223,206
Net cash provided by operating activities	223,206
Cash flows from financing activities	
Member contributions	20,000
Net cash provided by financing activities	20,000
Net increase in cash	243,206
Cash - beginning of year	11,392
Cash - end of year	$ 254,598

Supplemental disclosure of cash flow activity:

As of December 31, 2014, the Company had accrued member distributions payable in the amount of $200,000.

See notes to financial statements.

Note 1 - Description of Business and Summary of Significant Accounting Policies

Quadriga Securities, LLC (the "Company") was formed in the state of Colorado on January 11, 2010 pursuant to the provisions of the Colorado Limited Liability Company Act. The Company is engaged in two business areas acting as a "finder" in private placement of securities and mergers and acquisitions advisory services. The Company's business is national in scope.

The Company is registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act") and does not carry customer accounts or clear customer transactions, nor does it plan to hold any customers' securities or funds. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act. Under this exemption, *Computation for Determination of Reserve Requirements* and *Information Relating to Possession or Control Requirements* are not required.

The Company is wholly owned by Quadriga Partners, LLC ("Partners"). Accordingly, this affiliation should be taken into consideration in reviewing the accompanying financial statements. The operating results could vary from those that would have been obtained had the Company operated independently.

Cash

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash. The Company had no cash equivalents as of December 31, 2014.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash. The Company places its temporary cash investments with what management believes are high-credit, quality financial institutions.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash, approximated fair value as of December 31, 2014 because of the relatively short maturity of these instruments.

Revenue Recognition

Transaction fees related to mergers, acquisitions, finders, and financing fees are recognized upon closing of the related transaction. Advisory income is recognized as services are provided. Interest income is recognized when earned.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Income Taxes

The Company has elected to be treated as a limited liability company for income tax purposes. Accordingly, all taxable income and losses are reported in the income tax returns of the Company's member, and no provision for income taxes has been recorded in the accompanying financial statements.

The Company applies guidance of Accounting Standards Codification Topic 740, *Accounting for Uncertainty in Income Taxes*. Under this guidance, if taxing authorities were to disallow any tax positions taken by the Company, the additional income taxes, if any, would be imposed on the Company's member rather than the Company. Accordingly, there would be no effect on the Company's financial statements.

Interest and penalties associated with tax positions are recorded in the period assessed as other expenses. No interest or penalties have been assessed as of December 31, 2014. The Company's information returns for tax years subject to examination by tax authorities include 2010 and 2011 through the current period for state and federal tax reporting purposes, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Subsequent Events

The Company has evaluated events through the auditors' report date, which is the date the financial statements were available for issuance. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

Note 3 - Related Party Transactions

The Company is wholly owned by Partners. Pursuant to an expense sharing agreement with Partners, the Company agreed to pay Partners $750 per month for personal property, utilities, and office space. During the year ended December 31, 2014, the Company paid $9,000 under the agreement.

Note 4 - Member's Equity

Effective January 11, 2010, the Company adopted an Operating Agreement (the "Agreement"). The Agreement specifies the class of units, capital contributions, and accounts, as well as allocation and distributions, including profits and losses.

The Agreement specifies there shall be one class of units, and each unit holder shall share proportionately in the costs, credits, income, revenues, gains, losses, or distributions allocated. Each unit shall have voting rights on any matter presented to the member. At inception, the Company issued 100 units to Partners.

Note 5 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, of the greater of $5,000 or 6 2/3% of aggregate indebtedness. The Company's net capital as of December 31, 2014 was $54,598, which was $41,265 in excess of its required minimum net capital of $13,333. Net capital may fluctuate on a daily basis. Additionally, SEC Rule 15c3-1 requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital ratio was 3.66 to 1 as of December 31, 2014.

Note 6 - Commitments and Contingencies

During the normal course of business, the Company is subject to inquiries by the SEC as well as the FINRA. Management does not believe the impact of such inquiries, if any, will have a material effect on the accompanying financial statements.

The Company has an agreement with a third party for financial reporting and other financial services, which calls for monthly payments of $800. The Company paid $9,600 under this agreement during the year ended December 31, 2014.

SUPPLEMENTAL INFORMATION

QUADRIGA SECURITIES, LLC

Schedule I - Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014

Net Capital

Total member's equity	$	54,598
Additions/deductions		-
Net capital	$	54,598

Aggregate Indebtedness

Total aggregate indebtedness	$	200,000

Computation of Basic Net Capital Requirements

Required minimum net capital (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	13,333
Net capital in excess of minimum requirement	$	41,265
Ratio of aggregate indebtedness to net capital		3.66

Reconciliation with the Company's computation:

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2014.

EKS&H
AUDIT | TAX | CONSULTING

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

Board of Directors
Quadriga Securities, LLC
Denver, Colorado

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Quadriga Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EKS+H LLLP
EKS&H LLLP

February 26, 2015
Denver, Colorado

Quadriga Securities, LLC

Quadriga Securities, LLC Assertions

We confirm, to the best of our knowledge and belief, that:

1. **Quadriga Securities claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph of (k)(2)(i) throughout the fiscal year January 1, 2014 to December 31, 2014.**

2. **Quadriga Securities met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(i) throughout the fiscal year January 1, 2014 to December 31, 2014 without exception.**

____

Jason Ficken
Partner